April 28, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Richard A. Musal
Chief Financial Officer
206 May Street
Radcliffe, Iowa 50230

Re:	Mirenco, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Commission file # 000-32819:

Dear Mr. Musal:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis, page 12

1. We note that your MD&A section does not include your significant
(critical) accounting estimates. In future filings, please include a discussion regarding your estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary and that have a material impact on your financial condition or operating performance. See SEC Release No. 33-8350. (i.e. FR-72: Section
V).
MD&A - Recent Accounting Pronouncements, page 16

2. We note your disclosure that you do not believe any recently issued
accounting standards will have an impact on your financial
statements.
Considering your disclosure in Note A in the notes to the
financial
statements, that you are currently assessing the effect of SFAS
No.
123(R), we believe that in future filings you should provide a discussion in MD&A similar to that included in the Note, which states that you are still assessing the effect of the adoption of SFAS
No.
123(R).   However, in view of the difference between the pro forma
and
as reported net loss amounts disclosed in Note L, the impact could be significant to your results of operations. See SAB Topic 11M.

Financial Statements

3. We note that on page12 of MD&A and in Note B to the financial statements your disclosures make reference to a development stage enterprise, however the last year in which the financial statements were designated as a "development stage enterprise," was the year ended December 31, 2001. In order to clarify your disclosure, please revise future filings to omit language regarding a development stage enterprise, or make it clear you are no longer a development stage enterprise.

Notes to the Financial Statements

- General

4. We note from Item 11 that Dwayne Fosseen, Director, Chairman of the
Board and CEO owns 54% of the common stock and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

5. We note from Item 1, the business section, that your revenues are derived of both products and services. Please include in the notes to the financial statements in future filings, the amount of revenue related to each product and service, or each similar product and service. See paragraph 37 of SFAS 131.

6. We note from page 6 that you outsource the production of DriverMax to ICE Corporation. To the extent there is a reasonable possibility that events could cause a near term severe impact, please revise future filings to include a disclosure of your reliance on this supplier. See paragraphs 21 and 22 of SOP 94-6.






Note A.  Summary of Significant Accounting Policies

 - Accounts Receivable, page 23

7. We note your disclosure that accounts receivable is net of estimated allowances for uncollectible accounts. Please include in future filings, the amount of the allowance, your policy for determining past due status and your policy for writing off bad debts.
Additionally, in future filings, please indicate that accounts receivable is "net" on the face of the balance sheet.

Note G.  Notes Payable to Related Parties, page 30

8. We note that you have a note payable to a "related Company."
Please disclose in future filings the nature of that relationship. See paragraph 2 of SFAS 57.

Note H - Concentration of Customers, page 30

9. In accordance with the requirements of paragraph 39 of SFAS
131, in
future filings, please separately disclose the break-out of total
(%)
revenues for each significant customer, not solely the aggregate amount of revenues for your significant customers.

Note L - Common Stock Options and Warrants, pages 32-33

10. Reference is made to the tabular information for options outstanding. For the latest balance sheet date in future filings, please separately provide this information segregated into exercise price ranges as specified by paragraph 48 of SFAS 123.

11. The tabular presentation of the historical and pro forma amounts
should provide all the information according to the guidance in paragraph 45(c) of SFAS 123 (and amended by paragraph 2(e) of SFAS
148) and be presented for all (i.e. both years) presented. Furthermore, paragraph 1 of SFAS 148 requires "prominent" disclosure of this information that should be presented in the significant
accounting policy notes (note A).   Please revise future filings
accordingly.


* * * * * * * * * * * * * * * * * * * * * * *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or Joe Foti at
202-
551-3816 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mirenco, Inc.
April 28, 2005
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